Exhibit 99
Risk Factors included in Item 1 A of our Annual Report on Form 10-K for the year ended December 31, 2005, as supplemented by Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006
     The amount of insurance the Company writes could be adversely affected if lenders and investors select alternatives to private mortgage insurance.
These alternatives to private mortgage insurance include:
•	lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10%, 15% or 20% loan-to-value ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% loan-to-value ratio,

•	investors holding mortgages in portfolio and self-insuring,

•	investors using credit enhancements other than private mortgage insurance or using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, and

•	lenders using government mortgage insurance programs, including those of the Federal Housing Administration and the Veterans Administration.
     While no data is publicly available, the Company believes that piggyback loans are a significant percentage of mortgage originations in which borrowers make down payments of less than 20% and that their use is primarily by borrowers with higher credit scores. During the fourth quarter of 2004, the Company introduced on a national basis a program designed to recapture business lost to these mortgage insurance avoidance products. This program accounted for 5.7% of flow new insurance written in the fourth quarter of 2005 and 6.5% of flow new insurance written for all of 2005.
     Deterioration in the domestic economy or changes in the mix of business may result in more homeowners defaulting and the Company’s losses increasing.
     Losses result from events that reduce a borrower’s ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values.
     Approximately 8.5% of the Company’s primary risk in force is located in areas within Alabama (0.3%), Florida (4.5%), Louisiana (1.0%), Mississippi (0.6%) and Texas (2.2%) that have been declared eligible for individual and public assistance by the Federal Emergency Management Agency as a result of Hurricanes Katrina, Rita and Wilma.

The effect on the Company from these hurricanes, however, will not be limited to these areas to the extent that the borrowers in areas that have not experienced wind or water damage are adversely affected due to deteriorating economic conditions attributable to these hurricanes.
     The mix of business the Company writes also affects the likelihood of losses occurring. In recent years, the percentage of the Company’s volume written on a flow basis that includes segments the Company views as having a higher probability of claim has continued to increase. These segments include loans with loan-to-value (“LTV”) ratios over 95% (including loans with 100% LTV ratios), “FICO” credit scores below 620, limited underwriting, including limited borrower documentation, or total debt-to-income ratios of 38% or higher, as well as loans having combinations of higher risk factors.
     Approximately 9% of the Company’s primary risk in force written through the flow channel, and 72% of the Company’s primary risk in force written through the bulk channel, consists of adjustable rate mortgages (“ARMs”). The Company believes that during a prolonged period of rising interest rates, claims on ARMs would be substantially higher than for fixed rate loans, although the performance of ARMs has not been tested in such an environment. In addition, the Company believes the volume of “interest-only” loans (which may also be ARMs) and other loans with negative amortization features, such as pay option ARMs, increased in 2004 and 2005. Because interest-only loans and pay option ARMs are a relatively recent development, the Company has no data on their historical performance. The Company believes claim rates on certain of these loans will be substantially higher than on comparable loans that do not have negative amortization.
     Competition or changes in the Company’s relationships with its customers could reduce the Company’s revenues or increase its losses.
     Competition for private mortgage insurance premiums occurs not only among private mortgage insurers but also with mortgage lenders through captive mortgage reinsurance transactions. In these transactions, a lender’s affiliate reinsures a portion of the insurance written by a private mortgage insurer on mortgages originated or serviced by the lender. As discussed under “The mortgage insurance industry is subject to risk from private litigation and regulatory proceedings” below, the Company provided information to the New York Insurance Department and the Minnesota Department of Commerce about captive mortgage reinsurance arrangements. It has been publicly reported that certain other insurance departments may review or investigate such arrangements.
     The level of competition within the private mortgage insurance industry has also increased as many large mortgage lenders have reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders.
     The Company’s private mortgage insurance competitors include:
•	PMI Mortgage Insurance Company,

•	Genworth Mortgage Insurance Corporation,

•	United Guaranty Residential Insurance Company,

•	Radian Guaranty Inc.,

•	Republic Mortgage Insurance Company,

•	Triad Guaranty Insurance Corporation, and

•	CMG Mortgage Insurance Company.
     If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that the Company’s policies remain in force could decline and result in declines in the Company’s revenue.
     In each year, most of the Company’s premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force (which is also generally referred to as persistency) is an important determinant of revenues. The factors affecting the length of time the Company’s insurance remains in force include:
•	the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

•	mortgage insurance cancellation policies of mortgage investors along with the rate of home price appreciation experienced by the homes underlying the mortgages in the insurance in force.
     During the 1990s, the Company’s year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. At December 31, 2005 persistency was at 61.3%, compared to the record low of 44.9% at September 30, 2003. Over the past several years, refinancing has become easier to accomplish and less costly for many consumers. Hence, even in an interest rate environment favorable to persistency improvement, the Company does not expect persistency will approach its December 31, 1990 level.
     If the volume of low down payment home mortgage originations declines, the amount of insurance that the Company writes could decline which would reduce the Company’s revenues.
The factors that affect the volume of low-down-payment mortgage originations include:
•	The level of home mortgage interest rates,

•	the health of the domestic economy as well as conditions in regional and local economies,

•	housing affordability,

•	population trends, including the rate of household formation,

•	the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance, and

•	government housing policy encouraging loans to first-time homebuyers.
     In general, the majority of the underwriting profit (premium revenue minus losses) that a book of mortgage insurance generates occurs in the early years of the book, with the largest portion of the underwriting profit realized in the first year. Subsequent years of a book generally result in modest underwriting profit or underwriting losses. This pattern of results occurs because relatively few of the claims that a book will ultimately experience occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as persistency decreases due to loan prepayments, and higher losses.
     If all other things were equal, a decline in new insurance written in a year that followed a number of years of higher volume could result in a lower contribution to the mortgage insurer’s overall results. This effect may occur because the older books will be experiencing declines in revenue and increases in losses with a lower amount of underwriting profit on the new book available to offset these results.
     Whether such a lower contribution would in fact occur depends in part on the extent of the volume decline. Even with a substantial decline in volume, there may be offsetting factors that could increase the contribution in the current year. These offsetting factors include higher persistency and a mix of business with higher average premiums, which could have the effect of increasing revenues, and improvements in the economy, which could have the effect of reducing losses. In addition, the effect on the insurer’s overall results from such a lower contribution may be offset by decreases in the mortgage insurer’s expenses that are unrelated to claim or default activity, including those related to lower volume.
     Changes in the business practices of Fannie Mae and Freddie Mac could reduce the Company’s revenues or increase its losses.
     The business practices of the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”), each of which is a government sponsored entity (“GSE”), affect the entire relationship between them and mortgage insurers and include:
•	the level of private mortgage insurance coverage, subject to the limitations of Fannie Mae and Freddie Mac’s charters, when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,

•	whether Fannie Mae or Freddie Mac influence the mortgage lender’s selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,

•	whether Fannie Mae or Freddie Mac will give mortgage lenders an incentive, such as a reduced guaranty fee, to select a mortgage insurer that has a “AAA” claims-paying ability,

•	rating to benefit from the lower capital requirements for Fannie Mae and Freddie Mac when a mortgage is insured by a company with that rating,

•	the underwriting standards that determine what loans are eligible for purchase by Fannie Mae or Freddie Mac, which thereby affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,

•	the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and

•	the circumstances in which mortgage servicers must perform activities intended to avoid or mitigate loss on insured mortgages that are delinquent.
The mortgage insurance industry is subject to the risk of private litigation and regulatory proceedings.
     Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. In recent years, seven mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC’s settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs’ claims in litigation against it under FCRA in late December 2004 following denial of class certification in June 2004. There can be no assurance that MGIC will not be subject to future litigation under RESPA or FCRA or that the outcome of any such litigation would not have a material adverse effect on the Company. In August 2005, the United States Court of Appeals for the Ninth Circuit decided a case under FCRA to which the Company was not a party that may make it more likely that the Company will be subject to litigation regarding when notices to borrowers are required by FCRA.
     In June 2005, in response to a letter from the New York Insurance Department (“NYID”), the Company provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the NYID requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years’ experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the NYID that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years.In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce (the “MDC”), which regulates insurance, the Company provided the MDC with information about captive mortgage reinsurance and certain other matters. Insurance departments or other officials in other states may also seek information about or investigate captive mortgage reinsurance.
     The anti-referral fee provisions of RESPA provide that the Department of Housing and Urban Development (“HUD”) as well as the insurance commissioner or attorney general of any state may bring an action to enjoin violations of these provisions of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While the Company believes its captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the outcome of any such reviews or investigations nor is it possible to predict their effect on the Company or the mortgage insurance industry.
     Net premiums written could be adversely affected if the Department of Housing and Urban Development reproposes and adopts a regulation under the Real Estate Settlement Procedures Act that is equivalent to a proposed regulation that was withdrawn in 2004.
     HUD regulations under RESPA prohibit paying lenders for the referral of settlement services, including mortgage insurance, and prohibit lenders from receiving such payments. In July 2002, HUD proposed a regulation that would exclude from these anti-referral fee provisions settlement services included in a package of settlement services offered to a borrower at a guaranteed price. HUD withdrew this proposed regulation in March 2004. Under the proposed regulation, if mortgage insurance were required on a loan, the package must include any mortgage insurance premium paid at settlement. Although certain state insurance regulations prohibit an insurer’s payment of referral fees, had this regulation been adopted in this form, the Company’s revenues could have been adversely affected to the extent that lenders offered such packages and received value from the Company in excess of what they could have received were the anti-referral fee provisions of RESPA to apply and if such state regulations were not applied to prohibit such payments.
     The Company could be adversely affected if personal information on consumers that it maintains is improperly disclosed.
     As part of its business, the Company maintains large amounts of personal information on consumers. While the Company believes it has appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could aversely affect the Company’s reputation and expose it to material claims for damages.
     The Company’s income from joint ventures could be adversely affected by credit losses, insufficient liquidity or competition affecting those businesses.
     C-BASS: Credit-Based Asset Servicing and Securitization LLC (“C-BASS”) is particularly exposed to credit risk and funding risk. In addition, C-BASS’s results are sensitive to its ability to purchase mortgage loans and securities on terms that it projects will meet its return targets. With respect to credit risk, a higher proportion of non-conforming mortgage originations (the types of mortgages C-BASS principally purchases) in 2005 compared to 2004 were products, such as interest only loans to subprime borrowers, that are viewed by C-BASS as having greater credit risk. In addition, credit losses are a function of housing prices, which in certain regions have experienced rates of increase greater than historical norms and greater than growth in median incomes.

     With respect to liquidity, the substantial majority of C-BASS’s on-balance sheet financing for its mortgage and securities portfolio is short-term and dependent on the value of the collateral that secures this debt. While C-BASS’s policies governing the management of capital at risk are intended to provide sufficient liquidity to cover an instantaneous and substantial decline in value, such policies cannot guaranty that all liquidity required will in fact be available.
     Although there has been growth in the volume of non-conforming mortgage originations in recent years, volume is expected to decline in 2006. There is an increasing amount of competition to purchase non-conforming mortgages, including from real estate investment trusts and from firms that in the past acted as mortgage securities intermediaries but which are now establishing their own captive origination capacity. Decreasing credit spreads also heighten competition in the purchase of non-conforming mortgages and other securities.
     Sherman: The results of Sherman Financial Group LLC (“Sherman”) are sensitive to its ability to purchase receivable portfolios on terms that it projects will meet its return targets. While the volume of charged-off consumer receivables and the portion of these receivables that have been sold to third parties such as Sherman has grown in recent years, there is an increasing amount of competition to purchase such portfolios, including from new entrants to the industry, which has resulted in increases in the prices at which portfolios can be purchased.